THE ARKLAHOMA CORPORATION

                           FINANCIAL STATEMENTS AS OF
                           NOVEMBER 30, 1997 AND 1996
                            TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
The Arklahoma Corporation:

We have audited the accompanying balance sheets of The Arklahoma Corporation (an Arkansas corporation) as of November 30, 1997 and 1996, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signficant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Arklahoma Corporation as of November 30, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


Arthur Andersen LLP

Oklahoma City, Oklahomam,
December 19, 1997

                           THE ARKLAHOMA CORPORATION

                                  BALANCE SHEETS

                           NOVEMBER 30, 1997 AND 1996


ASSETS                                    1997          1996
                                       ----------    ----------
  UTILITY PLANT:
  Electric plant in service, at cost   $2,561,863    $2,561,863
    Less - Accumulated depreciation     2,249,240     2,249,240
                                        ---------     ---------

      Total utility plant                 312,623       312,623

  CURRENT ASSETS:
    Cash and cash equivalents             121,095       155,943
    Accounts receivable                       500           -
    Accounts receivable from affiliated
      companies                               -          29,751
                                        ---------     ---------

      Total current assets                121,595       185,694

      Total assets                     $  434,218    $  498,317
                                        =========     =========




CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common stock, par value $100 per
    shares authorized, 500 shares
    outstanding                        $   50,000    $   50,000
  Retained earnings                       308,616       305,867
                                        ---------     ---------

      Total capitalization                358,616       355,867

CURRENT LIABILITIES:
  Accounts payable                          5,787        82,158
  Accounts payable to affiliated
    companies                               9,523           -
                                        ---------     ---------

      Total current liabilities            15,310        82,158
                                        ---------     ---------

DEFERRED CREDITS:
  Deferred income taxes                    60,292        60,292

      Total liabilities                    75,602       142,450

      Total capitalization and
        liabilities                    $  434,218    $  498,317
                                        =========     =========


       The accompanying notes are an integral part of the balance sheets.

                            THE ARKLAHOMA CORPORATION

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                 FOR THE YEARS ENDED NOVEMBER 30, 1997 AND 1996


REVENUES:                                   1997          1996
                                         ----------    ----------
  Interest Income                          $ 10,303      $  8,994
  Other                                         500           -
                                          ---------     ---------
                                             10,803         8,994
                                          ---------     ---------

EXPENSES:
  Administrative and General                  7,078         6,757
  Other                                         478           808
                                          ---------     ---------
    Total Expenses                            7,556         7,565
                                          ---------     ---------

    Income before federal and state
      income taxes                            3,247         1,429

FEDERAL AND STATE INCOME TAXES                  498           260
                                          ---------     ---------

NET INCOME                                    2,749         1,169

RETAINED EARNINGS, beginning of year        305,867       304,698
  Less- Dividends declared                      -             -
                                          ---------     ---------

RETAINED EARNINGS, end of year             $308,616      $305,867
                                          =========     =========


   The accompanying notes are an integral part of these financial statements.

                            THE ARKLAHOMA CORPORATION

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED NOVEMBER 30, 1997 AND 1996

                                            1997          1996
                                         ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income                                 $  2,749      $  1,169

Change In Certain Assets and Liabilities
     Accounts Receivable                     29,251        66,898
     Accounts Payable                       (66,848)       74,193
     Dividends Payable                          -        (290,000)
                                          ---------     ---------
        Net cash used in operating
          activities                        (38,848)     (147,740)
                                          ---------     ---------

NET DECREASE IN CASH AND CASH
  EQUIVALENTS                               (34,848)     (147,740)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                         155,943       303,683
                                          ---------     ---------
CASH AND CASH EQUIVALENTS,
  END OF YEAR                              $121,095      $155,943
                                          =========     =========

SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION:
    Net Cash Paid During The Year
      For Income Taxes                     $    217      $  2,867
                                          =========     =========

   The accompanying notes are an integral part of these financial statements.

                           THE ARKLAHOMA CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                           NOVEMBER 30, 1997 AND 1996

1. OPERATIONS:

   The Arklahoma Corporation's (the "Company") utility plant consists principally of transmission facilities which are being leased to its three stockholder companies from year to year. Pursuant to the terms of the lease agreement, the lessees have agreed to pay all operating costs, including maintenance, repairs, insurance and taxes assessed upon the properties. Such amounts totaled approximately $1,100,000 and $637,000 in fiscal years 1997 and 1996, respectively.

   Under the terms of the current lease agreement, annual rentals have been discontinued but can be reinstated upon the agreement of the Company and the lessees.

   During fiscal year 1996, OG&E sold 146 shares of Arklahoma common stock to Entergy (AP&L), (68 shares) and SWEPCO, (78 shares) respectively. As a result of the transaction, Entergy and SWEPCO own 238 shares (47.6%) each and OG&E owns 24 shares (4.8%).

2. CASH AND CASH EQUIVALENTS:

   For purposes of these financial statements, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates market.

3. UTILITY PLANT:

   Through fiscal year 1980, depreciation was provided using a straight-line rate based on the electric plant's estimated composite service life of 33 years with a salvage value of 10%. The utility plant became fully depreciated for financial reporting purposes in fiscal year 1980, and no depreciation was provided in fiscal years 1981, 1982 or 1983. In 1984, the Company acquired additional property, which was depreciated over the remaining term of the lease. For income tax reporting purposes, depreciation was calculated using a straight-line rate with no estimated salvage value and an estimated useful life extended to December 1988. All property was fully depreciated as of December 31, 1988.

4. INCOME TAXES:

   Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." This statement requires the liability method of accounting for income taxes.
   Under the liability method, the deferred tax liability, or asset, is determined based on the difference between the tax reporting and financial reporting bases of assets and liabilities. The effect on deferred taxes of a change in tax rates will be recognized in income in the period of the enactment of the rate change.

   Deferred income taxes resulted from temporary differences in financial versus tax bases of fixed assets. The net liability is reflected as a deferred income tax liability in the accompanying balance sheets.

   The Company has an Oklahoma state net operating loss carryforward available to reduce future Oklahoma state income taxes payable. The carryforward as of November 30, 1997, is approximately $16,883 for book purposes and approximately $22,263 for tax return purposes and begins to expire in 2002.

   The Company has an Arkansas state net operating loss carryforward available to reduce future Arkansas state income taxes payable. The carryforward as of November 30, 1997, is approximately $1,039 for book and tax return purposes and begins to expire in 1998.

5. CONTINGENCY:

   The Company and each of its three stockholder companies were party to an action concerning an aircraft colliding into the Company's transmission line. In 1996, the case was settled in the amount of $30,000. The three stockholder companies were billed by the Company for reimbursement. Management received payment from the stockholder companies in early 1997.